MF Fire, Inc.



ANNUAL REPORT

3031 Washington Blvd, G

BALTIMORE, MD 21230

(855) 633-4731

mffire.com

This Annual Report is dated August 19, 2025.

BUSINESS

MF Fire operates as a forward-thinking clean tech entity, pioneering revolutionary wood stove technology to address critical air pollution concerns. Understanding that wood stoves warm around 100 million households worldwide but contribute to harmful air pollution, we've devised solutions with the expertise of Ph.D. level professionals in fire science and engineering. Our efforts resulted in the first fully automated wood stove, a global big data repository for fire performance, and a significant patent portfolio. Notably, we won the MIT Clean Energy Prize and provide customers with up to 50% savings on heating costs.

Established in 2014, MF Fire has generated revenue since 2016, offering products across North America via retail, e-commerce platforms like Wayfair, and direct-to-consumer channels. The company is not profitable at this time. Our collaboration with the US Department of Energy led to two innovation grants for $2 million, propelling our expansion to a global market worth an estimated $10.3 billion.

We continue to sell a full line of wood stove products as well as preparing to introduce a new category of smart solutions for the global wood stove base of 100 million. Our distribution spans multiple channels, with a retailer network in the US and Canada surpassing 250 outlets. Our primary product line is the Nova family of wood stoves, with eight models, and more on the horizon. Our upcoming product line, focusing on real-time monitoring and expert guidance, is a result of a government-backed initiative and aims to diversify our revenue while introducing a clean energy-focused IoT device to the wood heating industry. This product will enhance stove efficiency and reduce harmful emissions like PM2.5.

Intellectual Property

MF Fire has the following patents and patents pending, either issued directly to or exclusively licensed to the company.

- Patent No.: US 10,041,682 B1 *(Please note this patent was invented by the Company's founders in partnership with the University of Maryland and the Company maintains exclusive rights to the patent which is owned by the University).*

- Patent No.: 10,920,987

- Patent No: 12,098,8462

- Canadian Patent No: 3,151,031

- Provisional Patent No: 63/693,756

The company also maintains and uses the following trademarks (not registered)

- TurboStart™ -- this describes our features that enable a very fast start to fires in our stoves

- Load It, Light It, Lock It ™ -- this is the marketing phrase that is enabled by TurboStart™ and used to describe the user impact

- Perfect Burn™ , either standalone or in conjunction with "smart app", "technology", "wood stove technology", "our proprietary technology results in the …",

- Perfect Temp ™ -- unique feature in wood stove industry that allows a user to set a desired room temperature and have their wood stove automatically adjust to maintain that temperature

- Catalyst™, either standalone or in conjunction with "smart app", "technology", "wood stove technology", and stove name

- Nova™

-used with all versions of Nova product series, including but not limited to: Nova, Nova 2, Nova 3, Nova wood stove, Nova Tower, Nova Bench, Nova Pedestal

- Delta™

- Delta™ fire

Corporate History. MF Fire Inc. initially was formed on April 23, 2014, in the state of Maryland as a Limited Liability Company under the name MF FIRE BENEFIT LLC. On November 30, 2016, the company was converted from LLC to Delaware Corporate and changed its name to MF Fire, Inc.

Previous Offerings

We have made the following issuances of securities within the last three years:

Name: Common Stock
Type of security sold: Equity
Final amount sold: $199,407.46
Number of Securities Sold: 154,428
Use of proceeds: Working capital, patent and IP legal fees, research and development, and Start Engine Platform Fees.
Date: March 13, 2024
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

<p style="text-align:center;">MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION</p>

<p style="text-align:center;">AND RESULTS OF OPERATION</p>

Operating Results – 2024 Compared to 2023

Operating Results – FY2025 Compared to FY2024

Revenue

Revenue for fiscal year 2025 was $1,304,519 compared to fiscal year 2024 revenue of $1,340,298, a similar result YOY. The company continued to grow its retail store coverage by expanding and adding new direct retail store relationships. We also moved 6 states from a 2-tier distributor territory relationship to a direct retail relationship. The move away from distribution is a reflection of our goal to improve brand and product knowledge at the retailer level by reestablishing a direct relationship with our sales and support teams. This will also increase gross margins from retailers in those states.

Cost of goods sold

Cost of goods (COGS) in 2025 was $632,196, compared to $760,812 in fiscal year 2024. COGS as a percentage of Revenue declined from 57% to 48%, a 17% YOY reduction in COGS per unit sold.

Gross profit

2025 gross profit increased to $672,324 from $579,485 in 2024 gross profit, a 16% increase YOY. This was primarily due to decreasing COGS as we continued to refine and optimize supplier and manufacturing relationships.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses. Payroll expenses in 2025 declined to $445,870, a reduction of 22% from 2024, $570,680. Payroll expenses declined as the company shed some workforce to address a dip in industry-wide demand. Revenue per employee as measured EOY jumped from $191,471 to $326,130, a 70% increase YOY. Overall, total expenses remained flat, going from $1,259,762 in 2024 to $1,232,008 in 2025, reflecting the company's efforts to control costs. Rent increased significantly as a new 5-year lease was signed at our existing facility, and insurance also significantly increased. However, these increasing expenses were offset by internal cost cutting measures.

Net Operating Income

FY2025 Net Operating loss was -$559,684, an improvement of over FY2024 loss of -$680,277, as expenses remained flat and COGS declined as a % of sales.

Other Income MF Fire derived additional income from two US Department of Energy projects. Contribution from these projects in 2025 were $94,462 versus $88,506 in 2024, as the projects approach end of life. These projects helped MF Fire develop additional technology and products that we hope to bring to market in FY2026.

Historical results and cashflows:

The Company is currently in the growth stage and revenue generating. However, the company faces some external challenges due to significant tariff impacts and anti-US company sentiment in our Canadian market. The hearth industry has suffered a broad two-year correction from consumer over buying during the covid years. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the company is growing, but also subject to multiple market and external factors that are beyond our control and which cannot be predicted, including but not limited to changing governmental regulations, annual weather fluctuations which can positively or negatively impact demand, and world events. Past cash was primarily generated through product sales, with additional cash generated from government grants. Our goal is to achieve and reach a sustainable, profitable business model built around transforming wood heat into clean energy.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $87,290.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: TEDCO
Amount Owed: $123,954.98
Interest Rate: 8.0%
Maturity Date: January 19, 2021
- Grant Payback

• Creditor: TEDCO
Amount Owed: $69,283.27
Interest Rate: 0.0%
Maturity Date: January 16, 2015
- Royalty Payback

• Creditor: Fulton Bank
Amount Owed: $750,469.18
Interest Rate: 9.5%
· This is a revolving line of credit for $750,000 to finance inventory purchases.

• Creditor: Fulton Bank
Amount Owed: $184,840.24
Interest Rate: 8.5%
· This is a revolving line of credit for $250,000 to provide float capital to cover lag time for DOE project

reimbursements.

• Creditor: Small Business Administration (SBA) – Economic Injury Disaster Loan (EIDL)
Amount Owed: $222,748.60
Interest Rate: 3.75%
Maturity Date: May 18, 2050
The principal amount was $237,000. The current amount as of March 31, 2023 was $222,749.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Paul LaPorte

Paul LaPorte's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: April, 2015 - Present
Responsibilities: Lead the company's growth, business strategy, fundraising. Salary: $191,268, of which the majority is currently being deferred due to business conditions.

Position: Board Member
Dates of Service: April, 2015 - Present
Responsibilities: Provide guidance and leadership to the Board on behalf of the company

Name: Ryan Fisher

Ryan Fisher's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: COO
Dates of Service: April, 2014 - Present
Responsibilities: Manage operations, personnel, financials, and customer support. Salary: $196,670, of which the majority is currently being deferred due to business conditions.

Position: Board Member
Dates of Service: April, 2014 - Present
Responsibilities: Provide guidance and oversight for the company

Name: Taylor Myers

Taylor Myers's current primary role is with Boyden Gray PLLC.

Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: April, 2014 - Present
Responsibilities: Provide outside fire science and engineering expertise. Taylor does not take a salary.

Other business experience in the past three years:
Employer: Boyden Gray PLLC
Title: Research Fellow
Dates of Service: June, 2021 - Present
Responsibilities: Research for Boyden Gray & Associates, a leader in the emerging field of Environmental, Social, and Governance (ESG) policy

Name: Eileen O'Rourke

Eileen O'Rourke's current primary role is with the The Abell Foundation.

Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: December, 2022 - Present
Responsibilities: Provide outside guidance and oversight to company operations. Eileen does not take a Salary.

Other business experience in the past three years:
Employer: The Abell Foundation
Title: Chief Financial Officer
Dates of Service: January, 1999 - Present
Responsibilities: Evaluating and making investments in companies for her investment firm

Name: David Collier

David Collier's current primary role is with Stratum Networks Inc. David Collier currently services up to 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Fractional CFO
Dates of Service: November, 2022 - Present

Responsibilities: Manage finance and operations support. Salary: $120,000 for part-time support. Pay adjusts according to services needed.

Other business experience in the past three years:
Employer: Stratum Networks Inc.
Title: President
Dates of Service: October, 2018 - Present
Responsibilities: Charged with all operational duties managing a 20+ person cyber security firm serving the Intelligence Community.

Other business experience in the past three years:

Employer: Warrior Centric Health.

Title: COO
Dates of Service: June, 2021 - Present
Responsibilities: Certified health care platform for the care of the Veteran community and their families. Established rigor in operational processes, created the business and financial models to inform leadership and support fund raising, and provided guidance for design and implementation of technology components of the platform.

Other business experience in the past three years:

Employer: Exponent Partners
Title: CFO
Dates of Service: February, 2019 - Present
Responsibilities: Lead the product company's financial, operational, contractual, talent acquisition and performance management needs leading a team of four and serving as a member of the executive team.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Ryan Fisher
Amount and nature of Beneficial ownership: 3,074,302
Percent of class: 26.53

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions.

OUR SECURITIES

The company has authorized Common Stock, Series Seed Preferred Stock, Series Seed-2 Preferred Stock, and 2016 Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 398,383 of Common Stock.
• Common Stock
The amount of security authorized is 13,000,000 with a total of 7,683,885 outstanding.
Voting Rights
One vote per share. Please see voting rights in this offering below which includes a voting proxy.
Material Rights
Stock Options
The total amount outstanding includes 1,201,617 shares to be issued pursuant to stock options, reserved but unissued.
The total amount outstanding includes 2,088,604 shares to be issued pursuant to stock options issued.
Voting Rights of Securities Sold in last Reg-CF Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and

receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

• Series Seed Preferred Stock

The amount of security authorized is 4,098,361 with a total of 2,917,207 outstanding.

Voting Rights

One vote per share; votes alongside common shares

Material Rights

Liquidation Preference

Specific Liquidation Preference. Preferred holders are paid out in advance of Common Stockholders. Please refer to section B (1) of Exhibit F of our offering materials for further details.

Warrants

The total shares outstanding includes: 950,000 shares to be issued pursuant to outstanding warrants.

• Series Seed-2 Preferred Stock

The amount of security authorized is 2,167,841 with a total of 1,059,838 outstanding.

Voting Rights

One vote per share; votes alongside common shares.

Material Rights

Liquidation Preference

Specific Liquidation Preference. Preferred holders are paid out in advance of Common Stockholders. Please refer to section B (1) of Exhibit F of our offering materials for further details.

• 2016 Convertible Note

The security will convert into See below for more details. same type of equity at the same price and terms and conditions as the securities acquired by the investors who were issued securities greater than $500,000 or an acquisition or transfer occurred. and the terms of the 2016 Convertible Note are outlined below:

Amount outstanding: $149,600.00

Maturity Date: January 19, 2021

Interest Rate: 8.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: No related conversion triggers occurred and the timeframe associated with any triggers has passed. Therefore this note is being treated as a simple interest accruing debt note.

Material Rights

This Convertible Note matured in 2021 and the noteholders declined to convert at the end of the conversion period. As of July 2025, the Company does not have an official letter from the noteholders relinquishing any claims post maturity date and as such this note is classified as outstanding.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the furniture industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company previously offered Common Stock in the amount of up to $617,500 in this offering, but was not able to secure investment for the full amount. The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. We may not have enough capital as needed and may be required to raise more capital We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Minority Holder; Securities with Voting Rights The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this or our last offerings to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now or have set aside to sell, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. Our Reg-CF offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have generated limited or no profit MF Fire was formed on 04/23/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MF Fire has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively limited revenue. If you are investing in this company, it's because you think that our clean burning technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have rarely turned a profit and there is no assurance that we will ever be profitable in the future. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our patents, trademarks, and copyrights could prevent us from enforcing them Patent, trademark, and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks, or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademarks, or copyrights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents, trademarks, or copyrights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents, trademarks, or copyrights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on outside government regulation such as the EPA (Environmental Protection Agency), DOE (Department of Energy) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such a point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on MF Fire or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber- attacks either on our technology provider or on MF Fire could harm our reputation and materially negatively impact our financial condition and business. The amount raised in this offering may include investments from officers and directors of the company or their immediate family members. Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. The Company currently has outstanding Convertible Notes which have matured. The Company has a 2016 Convertible Note which matured in 2021, please refer to the Company Securities and Financial sections of this offering memorandum for further details. The noteholders declined to convert at the end of the conversion period. As of November 2023, the Company does not have an official letter from the noteholders relinquishing any claims post-maturity date, and as such this note is classified as outstanding. This means at any time the Company could be required to convert the note and/or repay the amount. This could dilute an investors interest in the company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on August 19, 2025.

MF Fire, Inc.

By /s/ *Paul LaPorte*

   Name: MF Fire, Inc

   Title: CEO

Exhibit A

FINANCIAL STATEMENTS

MF Fire

Balance Sheet

As of March 31, 2025

	TOTAL	
	AS OF MAR 31, 2025	AS OF MAR 31, 2024 (PP)
ASSETS		
Current Assets		
Bank Accounts		
1000 M&T Rent & Ins - 9905	1,909.91	1,909.91
1001 M&T Inv Savings - 9889	745.18	2,745.18
1002 M&T Operating - 9921	2,790.11	13,950.83
1003 M&T Checking - 9897	7,678.78	34,777.02
1005 BoA Checking- 3239	109.56	111.58
1007 Fulton Checking- 1356	2,007.96	1,019.29
1008 Fulton Checking - 8090	756.91	657.46
Total Bank Accounts	**$15,998.41**	**$55,171.27**
Accounts Receivable		
1020 Accounts Receivable (A/R)	197,889.96	266,236.96
Total Accounts Receivable	**$197,889.96**	**$266,236.96**
Other Current Assets		
1100 Prepaid Expenses	0.00	112.89
1110 Prepaid Insurance	6,236.28	9,156.54
1121 Prepaid Freight	71,951.37	71,951.37
1130 Prepaid Inventory	21,993.89	45,462.26
Total 1100 Prepaid Expenses	**100,181.54**	**126,683.06**
1180 ERC Receivable	-37,008.52	-37,008.52
1200 Raw Material Inventory	405,718.53	695,830.09
1250 Finished Goods Inventory	0.00	0.00
1290 Inventory Asset	0.00	0.00
1300 Undeposited Funds	0.00	0.00
1350 Deferred Tax Asset	25,000.00	25,000.00
1360 Credit Allowance for Deferred Tax Asset	-25,000.00	-25,000.00
1820 Payroll Refunds	0.00	0.00
1999 Uncategorized Asset	2,345.00	
3250 Common Stock Subscription Receivable	5,000.00	5,000.00
Due From R Fisher	34.00	
Total Other Current Assets	**$476,270.55**	**$790,504.63**
Total Current Assets	**$690,158.92**	**$1,111,912.86**
Fixed Assets		
1400 Assets Under Construction		
1401 FireMAPS	403,323.76	389,492.25
1402 Nova 2 Insert	0.00	0.00
1403 R&D Cost - Nova 3	120,531.04	120,531.04
1404 Swirl Stove	90,100.49	90,100.49
Total 1400 Assets Under Construction	**613,955.29**	**600,123.78**

MF Fire

Balance Sheet

As of March 31, 2025

	TOTAL	
	AS OF MAR 31, 2025	AS OF MAR 31, 2024 (PP)
1500 Equipment	26,730.51	23,403.22
1600 Accumulated Depreciation	-15,710.11	-11,732.23
1610 Accumulated Amortization	0.00	0.00
6200 Research and Development	1,182,937.19	1,108,828.39
Total Fixed Assets	**$1,807,912.88**	**$1,720,623.16**
Other Assets		
9997 Goodwill	0.00	0.00
Total Other Assets	**$0.00**	**$0.00**
TOTAL ASSETS	**$2,498,071.80**	**$2,832,536.02**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable (A/P)	211,080.09	246,535.31
Total Accounts Payable	**$211,080.09**	**$246,535.31**
Credit Cards		
2020 M&T Credit Card - 5542/1483	29,683.22	30,875.95
2030 Fulton LOC - 0101	750,469.18	748,625.99
2031 Fulton LOC - 0201	184,840.24	128,114.40
Total Credit Cards	**$964,992.64**	**$907,616.34**
Other Current Liabilities		
2100 Comptroller of Maryland Payable	991.52	991.52
2300 Direct Deposit Payable	0.00	0.00
2350 Accrued Interest Loan-TEDCO 8%	23,954.98	23,954.98
2351 Convertible - accrued interest	0.00	0.00
2360 Accrued Interest Expense SeedInvest Convertible Note	0.00	0.00
2370 Deferred Compensation Liability	623,355.14	429,386.18
2400 Payroll Liabilities		
2401 Federal Taxes (941/944)	1,524.04	1,524.04
2402 Federal Unemployment (940)	0.00	0.00
2403 MD Income Tax	-0.60	-0.60
2404 MD Unemployment Tax	0.00	0.00
Total 2400 Payroll Liabilities	**1,523.44**	**1,523.44**
2500 TEDCO Phase 3 Grant w/ Royalty Payback	0.00	0.00
2501 2500 TEDCO Phase 3B Grant w/ Royalty Payback	69,283.27	69,283.27
2525 Unearned Revenues	66,712.77	162,000.00
2600 TEDCO TCF Loan (8%)	100,000.00	100,000.00
2800 SeedInvest Convertible Note	0.00	0.00
2850 PPP Loan (to be forgiven)	0.00	0.00
2890 Out Of Scope Agency Payable	0.00	0.00
Minnesota Department of Revenue Payable	0.00	0.00

MF Fire

Balance Sheet

As of March 31, 2025

	TOTAL	
	AS OF MAR 31, 2025	AS OF MAR 31, 2024 (PP)
Total Other Current Liabilities	**$885,821.12**	**$787,139.39**
Total Current Liabilities	**$2,061,893.85**	**$1,941,291.04**
Long-Term Liabilities		
2901 Inventory Financing 101719	0.00	0.00
2902 EIDL Loan	222,748.60	234,388.60
2903 MD COVID Loan (Forgivable)	0.00	0.00
2905 Convertible Notes	0.00	0.00
2906 Promissory Note - no interest	0.00	0.00
Total Long-Term Liabilities	**$222,748.60**	**$234,388.60**
Total Liabilities	**$2,284,642.45**	**$2,175,679.64**
Equity		
3000 Opening Balance Equity	0.00	0.00
3100 Investment Equity	411,154.91	392,179.79
3101 Start Engine Investment Equity	441,043.52	441,043.52
3200 Common Stock	187,108.00	187,108.00
3300 Preferred Stock	1,794,366.12	1,794,366.12
3900 Retained Earnings	-2,563,489.17	-1,958,555.32
Net Income	-56,754.03	-199,285.73
Total Equity	**$213,429.35**	**$656,856.38**
TOTAL LIABILITIES AND EQUITY	**$2,498,071.80**	**$2,832,536.02**

MF Fire

Profit and Loss

April 2024 - March 2025

	TOTAL	
	APR 2024 - MAR 2025	APR 2, 2023 - MAR 31, 2024 (PP)
Income		
4000 Product Sales	1,306,413.63	1,396,915.65
4100 Discounts given/Refunds	-65,985.75	-56,617.93
4900 Uncategorized Income		0.00
Other Income	64,091.50	
Total Income	**$1,304,519.38**	**$1,340,297.72**
Cost of Goods Sold		
5000 Cost of Goods Sold	1,152.00	70,184.02
5010 Supplies & Materials - COGS	546,993.15	528,346.72
5020 Shipping, Freight & Delivery - COS	83,847.28	160,429.86
5050 Other Costs of Services - COS	203.39	1,851.78
Total 5000 Cost of Goods Sold	**632,195.82**	**760,812.38**
Total Cost of Goods Sold	**$632,195.82**	**$760,812.38**
GROSS PROFIT	**$672,323.56**	**$579,485.34**
Expenses		
4010 Other Miscellaneous Service Cost	913.00	
6000 Advertising	6,994.08	12,823.24
6001 Interest Expense	62,289.24	96,940.40
6010 Bank & Merchant Charges	25,164.79	20,229.61
6020 Dues & Subscriptions	11,591.40	11,469.27
6030 Insurance	44,401.93	10,318.78
6032 Workers Compensation		1,751.02
6033 Other Insurance		14,807.07
Total 6030 Insurance	**44,401.93**	**26,876.87**
6040 Legal & Professional Fees	2,968.49	21,680.85
6041 Accounting	34,081.00	94,123.12
6042 Legal	10,022.02	5,692.45
Total 6040 Legal & Professional Fees	**47,071.51**	**121,496.42**
6050 Meals	4,707.21	6,341.83
6052 Unallowable Meal Costs	2,825.76	6,497.07
6060 Office Expenses	31,981.57	29,622.93
6070 Payroll Expenses		
6071 Payroll Tax	51,558.91	49,181.32
6073 Wages	388,902.30	508,159.71
6075 Payroll Processing Fee	5,408.90	13,338.60
Total 6070 Payroll Expenses	**445,870.11**	**570,679.63**
6076 PX401k	20,010.29	27,383.53
6077 Contract Labor		49,758.75
6080 PR		1,437.00
6081 Website	35,849.53	47,489.28

MF Fire

Profit and Loss

April 2024 - March 2025

	TOTAL	
	APR 2024 - MAR 2025	APR 2, 2023 - MAR 31, 2024 (PP)
6082 Marketing Assets	1,265.74	15,174.38
6083 Trade Shows	6,861.99	23,633.65
6090 Rent	142,446.53	101,670.34
6100 Repair & Maintenance	1,582.70	7,781.94
6110 Stationery & Printing	141.25	121.90
6120 Taxes & Licenses		
6122 Property Tax Expense	300.00	
6123 State & Local Taxes		300.00
Total 6120 Taxes & Licenses	**300.00**	**300.00**
6130 Travel	14,856.28	4,072.08
6132 Lodging	12,155.10	11,021.69
6134 Transportation	12,789.56	9,662.95
6136 Travel Meals	3,778.17	5,977.54
6138 Other Travel Expenses	247.66	3,262.90
Total 6130 Travel	**43,826.77**	**33,997.16**
6140 Uncategorized Expense	445.44	196.33
6150 Utilities	9,198.97	8,973.02
6160 Vehicle Lease	17,832.84	16,914.84
6170 Gas	4,636.15	6,795.48
6191 Incoming Freight	160.80	
6195 Rep Commission	1,288.62	2,237.41
6205 Auto & Truck Expenses	360.54	1,359.02
6210 Small Tools and Equipment	2.04	26.44
6215 Computer and Software Expenses	6,182.85	5,974.78
6700 Deferred Compensation Expense	193,968.96	
6703 Depreciation Expense	3,977.88	3,977.88
6705 Melio Credit card fee	130.98	531.21
6706 Parking & Tolls	650.45	738.64
6708 Education & Training		312.19
6709 Bad Debt	56,632.88	
Melio services fee	443.00	
Total Expenses	**$1,232,007.80**	**$1,259,762.44**
NET OPERATING INCOME	**$ -559,684.24**	**$ -680,277.10**
Other Income		
8015 Cash Back Rewards	3,510.26	2,247.11
8025 DOE Award Reimbursement	94,461.83	88,506.16
8650 ERC Income		90,126.56
Total Other Income	**$97,972.09**	**$180,879.83**
Other Expenses		
8888 Miscellaneous	30.00	

MF Fire

Profit and Loss

April 2024 - March 2025

	TOTAL	
	APR 2024 - MAR 2025	APR 2, 2023 - MAR 31, 2024 (PP)
8999 Ask My Accountant	660.00	
Total Other Expenses	**$690.00**	**$0.00**
NET OTHER INCOME	**$97,282.09**	**$180,879.83**
NET INCOME	**$ -462,402.15**	**$ -499,397.27**

Statement of Cash Flows

MF Fire

April 1, 2024-March 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-462,402.15
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1020 Accounts Receivable (A/R)	68,347.00
1100 Prepaid Expenses	112.89
1110 Prepaid Expenses:Prepaid Insurance	2,920.26
1130 Prepaid Expenses:Prepaid Inventory	23,468.37
1200 Raw Material Inventory	290,111.56
1600 Accumulated Depreciation	3,977.88
1999 Uncategorized Asset	-2,345.00
2000 Accounts Payable (A/P)	-35,455.22
2020 M&T Credit Card - 5542/1483	-1,192.73
2030 Fulton LOC - 0101	1,843.19
2031 Fulton LOC - 0201	56,725.84
2370 Deferred Compensation Liability	193,968.96
2525 Unearned Revenues	-95,287.23
6200 Research and Development	-74,108.80
Due From R Fisher	-34.00
Minnesota Department of Revenue Payable	
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$433,052.97**
Net cash provided by operating activities	**-$29,349.18**
INVESTING ACTIVITIES	
1401 Assets Under Construction:FireMAPS	-13,831.51
1500 Equipment	-3,327.29
Net cash provided by investing activities	**-$17,158.80**
FINANCING ACTIVITIES	
2902 EIDL Loan	-11,640.00
3100 Investment Equity	18,975.12
Net cash provided by financing activities	**$7,335.12**
NET CASH INCREASE FOR PERIOD	**-$39,172.86**
Cash at beginning of period	**$55,171.27**
CASH AT END OF PERIOD	**$15,998.41**

Statement of Cash Flows

MF Fire

April 1, 2023-March 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-539,040.70
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1020 Accounts Receivable (A/R)	370,996.39
1100 Prepaid Expenses	-112.89
1110 Prepaid Expenses:Prepaid Insurance	-7,405.52
1121 Prepaid Expenses:Prepaid Freight	-33,066.95
1130 Prepaid Expenses:Prepaid Inventory	44,028.98
1180 ERC Receivable	37,008.52
1200 Raw Material Inventory	-140,042.47
1250 Finished Goods Inventory	
1290 Inventory Asset	
1600 Accumulated Depreciation	3,977.88
2000 Accounts Payable (A/P)	116,368.38
2020 M&T Credit Card - 5542/1483	30,853.25
2030 Fulton LOC - 0101	58,248.59
2031 Fulton LOC - 0201	-96,930.90
2350 Accrued Interest Loan-TEDCO 8%	-1,164.00
2401 Payroll Liabilities:Federal Taxes (941/944)	1,524.04
2525 Unearned Revenues	162,000.00
6200 Research and Development	-126,968.45
Minnesota Department of Revenue Payable	
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$419,314.85**
Net cash provided by operating activities	**-$119,725.85**
INVESTING ACTIVITIES	
1401 Assets Under Construction:FireMAPS	-61,647.57
1403 Assets Under Construction:R&D Cost - Nova 3	-20,146.28
1404 Assets Under Construction:Swirl Stove	-9,450.00
1500 Equipment	-2,222.06
Net cash provided by investing activities	**-$93,465.91**
FINANCING ACTIVITIES	
2902 EIDL Loan	-10,568.16
3100 Investment Equity	150,808.99
Net cash provided by financing activities	**$140,240.83**
NET CASH INCREASE FOR PERIOD	**-$72,950.93**
Cash at beginning of period	**$128,122.20**
CASH AT END OF PERIOD	**$55,171.27**

I, Paul LaPorte, the Chief Executive Officer of MF Fire, Inc., hereby certify that the financial statements of MF Fire Inc. and notes thereto for the periods ending March 31, 2025 (first Fiscal Year End of Review) and March 31, 2024 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the fiscal year 2025, MF Fire, Inc. has not yet filed its federal tax return.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of July 25, 2025.

Paul LaPorte   (Signature)

CEO   (Title)

July 25, 2025   (Date)

CERTIFICATION

     I, Paul LaPorte, Principal Executive Officer of MF Fire, Inc., hereby certify that the financial statements of MF Fire, Inc. included in this Report are true and complete in all material respects.

Paul LaPorte

CEO